Exhibit 99.2

SECOND AMENDED AND RESTATED INVESTMENT AGREEMENT

THIS SECOND AMENDED AND RESTATED INVESTMENT AGREEMENT (this "Agreement") is dated as of November 8, 2022,

BETWEEN:

PALLINGHURST GRAPHITE INTERNATIONAL LIMITED, a private limited company existing under the laws of Guernsey ("PGIL");

- and -

PALLINGHURST BOND LIMITED, a private limited company existing under the laws of Guernsey ("PBL");

- and -

NOUVEAU MONDE GRAPHITE INC., a corporation existing under the federal laws of Canada (the "Corporation").

RECITALS:

A.	Pursuant to a subscription agreement dated as April 2, 2019 (the "2019 Subscription Agreement") between Pallinghurst Graphite Limited and the Corporation, Pallinghurst Graphite Limited agreed to subscribe for, and acquire, a number of Common Shares.

B.	As a condition to the entering into of the transactions contemplated by the 2019 Subscription Agreement, the Corporation has agreed to grant Pallinghurst Graphite Limited certain rights as set out in the investment agreement dated April 2, 2019 (the "Original Investment Agreement").

C.	Pursuant to a bond subscription agreement (the "2020 Bond Subscription Agreement") and royalty purchase agreement (the "2020 Royalty Purchase Agreement") each dated July 14, 2020 between Pallinghurst Graphite Limited and the Corporation, Pallinghurst Graphite Limited agreed to purchase and acquire, and the Corporation agreed to create, issue and sell, a convertible bond in the principal amount of C$15 million and a net smelter royalty.

D.	As a condition to the entering into of the transactions contemplated by the 2020 Bond Subscription Agreement and the 2020 Royalty Purchase Agreement, Pallinghurst Graphite Limited and the Corporation entered into an amended and restated investment agreement dated August 28, 2020 (the "Amended and Restated Investment Agreement"), which was subsequently assigned to, and assumed by, PGIL.

E.	Pursuant to a convertible note subscription agreement dated October 19, 2022 (the "2022 Subscription Agreement") between PBL and the Corporation, PBL agreed to purchase and acquire, and the Corporation agreed to create, issue and sell, an unsecured convertible note in the principal amount of US$12.5 million.

F.	Concurrently with the entering into of the 2022 Subscription Agreement, the Corporation entered into convertible note subscription agreements with Mitsui & Co., Ltd. ("Mitsui") and Investissement Québec ("IQ") upon terms similar to the 2022 Subscription Agreement. In connection with such transactions, investment rights, including among others, nomination rights and pre-emptive rights, were granted to Mitsui and IQ.

G.	As a condition to the entering into of the transactions contemplated by the 2022 Subscription Agreement, the parties wish to further amend and restate, and replace, the Amended and Restated Investment Agreement in its entirety to reflect additional terms agreed between the parties hereto.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration the receipt and adequacy of which are acknowledged, the Parties agree as follows.

Article 1
INTERPRETATION

Section 1.1           Defined Terms

As used in this Agreement, the following terms have the following meanings:

"2019 Subscription Agreement" has the meaning specified in the Recitals to this Agreement.

"2020 Bond Subscription Agreement" has the meaning specified in the Recitals to this Agreement.

"2020 Royalty Purchase Agreement" has the meaning specified in the Recitals to this Agreement.

"2022 Subscription Agreement" has the meaning specified in the Recitals to this Agreement.

"Act" means the Canada Business Corporations Act.

"Affiliate" has the meaning ascribed thereto in National Instrument 45-106 - Prospectus Exemptions of the Canadian Securities Administrators.

"Agreement" or "Investment Agreement" or "Second Amended and Restated Investment Agreement" means this second amended and restated investment agreement, as same may be amended, modified, restated, replaced or supplemented from time to time.

"Amended and Restated Investment Agreement" has the meaning specified in the Recitals to this Agreement.

"Applicable Securities Laws" means any and all securities Laws, statutes, rules, regulations, by-laws, policies, guidelines, orders, decisions, rulings and awards, applicable in the jurisdiction of Québec.

"Board" means the board of directors of the Corporation.

"Bought Deal" has the meaning given to such term in Section 3.2(1).

"Business Day" means any day of the year, other than a Saturday, Sunday or a day on which banks are closed for the transaction of regular business in the City of Montreal, Québec, Canada or London, England.

"Canadian Securities Regulatory Authorities" means the securities commissions or regulatory authorities of Canada and of each of the provinces of Canada.

"Common Shares" means the common shares in the capital of the Corporation.

"Convertible Securities" has the meaning given to such term in Section 3.1(1).

"Corporation" means Nouveau Monde Graphite Inc.

"Cure Notice" has the meaning given to such term in Section 3.3(1).

"Dilution Event" has the meaning given to such term in Section 3.3(1).

"Director Nominee" has the meaning given to such term in Section 2.1(1).

"Directors" mean the directors of the Corporation from time to time.

"Excluded Issuance" has the meaning given to such term in Section 3.2(6).

"Exercise Notice" has the meaning given to such term in Section 3.2(2).

"Exercise Notice Period" has the meaning given to such term in Section 3.2(2).

"Financing Notice" has the meaning given such term in Section 3.2(1).

"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau or agency, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any stock exchange and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

"IFRS" means International Financial Reporting Standards issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee at the relevant time applied on a consistent basis.

"IQ" has the meaning specified in the Recitals to this Agreement.

"Law" means any and all applicable (i) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations and by-laws, (ii) judgments, orders, writs, injunctions, decisions, awards and directives of any Governmental Entity and (iii) policies, guidelines, notices and protocols of any Governmental Entity.

"Mitsui" has the meaning specified in the Recitals to this Agreement.

"Notes" means the convertible notes issued by the Corporation pursuant to the terms of the 2022 Subscription Agreement and the subscription agreements dated as of October 19, 2022 between the Corporation and each of Mitsui and IQ.

"Notice" has the meaning specified in Section 7.1(1).

"NYSE" means the New York Stock Exchange.

"Option Plan" means the stock option plan of the Corporation.

"Original Investment Agreement" has the meaning specified in the Recitals to this Agreement.

"Pallinghurst Parties" means PGIL and PBL.

"Parties" means the Corporation, PGIL and PBL, and any other Person that becomes a party to this Agreement.

"PBL" has the meaning specified in the Recitals to this Agreement.

"PGIL" has the meaning specified in the Recitals to this Agreement.

"Person" means a natural person, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

"Pre-Emptive Right" has the meaning given such term in Section 3.1(1).

"Pre-Emptive Right Securities" has the meaning given to such term in Section 3.1(1).

"Pallinghurst Pro Rata Interest" means, on any date, the aggregate security ownership interest of the Pallinghurst Parties (together with their Affiliates) in the Corporation, expressed as a percentage, equal to (i) the aggregate number of outstanding Common Shares and other voting or equity shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by the Pallinghurst Parties and their Affiliates; divided by (ii) the aggregate number of outstanding Common Shares and other voting or equity shares of the Corporation. For purposes of this calculation, the Common Shares issuable upon the exercise or conversion of any warrants or convertible securities beneficially owned by the Pallinghurst Parties and their Affiliates (but not any warrants, options or convertible securities held by any other persons) shall be deemed to be outstanding for purposes of this calculation and included in the calculation of (i) and (ii) above, provided that, for the purposes of Section 3.1(1)(b), the Common Shares issuable upon the exercise or conversion of any warrants or convertible securities whether beneficially owned by the Pallinghurst Parties and their Affiliates or by any other person shall be deemed to be outstanding for purposes of the calculation of (i) and (ii).

"SEDAR" means the System for Electronic Document Analysis and Retrieval.

"Subsequent Offering" has the meaning specified in Section 3.1(1).

"Top-Up Right" has the meaning given to such term in Section 3.3(1).

"TSXV" means the TSX Venture Exchange.

Section 1.2           Gender and Number

Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa.

Section 1.3           Headings, etc.

The division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect its interpretation.

Section 1.4           Currency

All references in this Agreement to "dollars" or to "C$" are expressed in Canadian currency unless otherwise specifically indicated.

Section 1.5           Certain Phrases, etc.

In this Agreement, (i) the words "including", "includes" and "include" mean "including (or includes or include) without limitation", and (ii) the words "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of". The expressions "Article", "Section" and other subdivision followed by a number mean and refer to the specified Article, Section or other subdivision of the Agreement. In the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

Section 1.6           Accounting Terms

All accounting terms not specifically defined in this Agreement are to be interpreted in accordance with IFRS.

Section 1.7           Statutory References

Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it as they may have been or may from time to time be amended, re-enacted or superseded.

Section 1.8           No Partnership

Nothing in this Agreement will be deemed to constitute a partnership, agency or similar relationship between any of the Parties hereto. Except as provided herein or as the Parties may otherwise agree, each Party shall have the right to engage in and receive the full benefits from any independent business activities or operations, whether or not competitive with the business activities and operations carried on by the other Parties, without consulting with, or incurring any obligation to, the other Parties.

Article 2
BOARD REPRESENTATION

Section 2.1           Directors of the Corporation

(1)	Until this Agreement is terminated in accordance with Article 6, the Pallinghurst Parties shall be entitled to:

(a)	nominate three (3) individuals for appointment or election as Directors of the Corporation if the Pallinghurst Pro Rata Interest, is at least equal to 20.0%; or

(b)	nominate two (2) individuals for appointment or election as Directors of the Corporation if the Pallinghurst Pro Rata Interest, is less than 20.0% but greater than 10.0%;

each, a "Director Nominee", and provided further that the number of Directors of the Corporation shall not exceed ten (10).

(2)	Each Director Nominee must be acceptable to all stock exchanges on which the Common Shares are listed (being the TSXV and the NYSE as of the date hereof), and not be disqualified from being a Director under the Act or by the applicable Canadian Securities Regulatory Authorities. In determining its Director Nominees, the Pallinghurst Parties will give due consideration to director independence requirements under Applicable Securities Laws, as well as the gender and diversity of its Director Nominees. However, for certainty, nothing in this Section 2.1(2) shall require the Pallinghurst Parties to nominate any individual that is "independent" under Applicable Securities Laws including under National Instrument 52-110 – Audit Committees.

(3)	The Corporation shall include the Director Nominees in its proposed slate of Directors nominated for election at each annual or special meeting of shareholders at which Directors are to be elected, and management of the Corporation shall recommend that shareholders vote in favour of all such individuals required to be nominated under Section 2.1(1) for election as a Director.

(4)	If at any time a meeting of the shareholders of the Corporation is required to give effect to this Article 2, the Pallinghurst Parties shall provide the name(s) of the Director Nominee(s) and biographical information at least 20 days in advance of the anticipated mailing date of the management information circular for such meeting and the Corporation shall present such individual as part of management's list of Director nominees, provided however that the Corporation shall give the Pallinghurst Parties at least 45 days' notice of the anticipated mailing date for such management information circular.

(5)	If the Pallinghurst Pro Rata Interest:

(a)	falls below twenty percent (20.0%) for not less than thirty (30) calendar days but remains above ten percent (10.0%), and the Pallinghurst Parties then have three (3) Director Nominees serving as Directors, then upon notice being delivered by the Corporation requiring the resignation of one (1) Director Nominee, one (1) Director Nominee shall forthwith resign and shall, pursuant to the terms of the constating documents of the Corporation or Law, cease to hold office as a Director on the Board or any committee thereof, or

(b)	falls below ten percent (10%) for not less than thirty (30) calendar days, then upon notice being delivered by the Corporation requiring the resignation of the Director Nominees, all the Director Nominees shall forthwith resign and shall, pursuant to the terms of the constating documents of the Corporation or Law, cease to hold office as a Director on the Board or any committee thereof.

(6)	In the event that the Pallinghurst Pro Rata Interest decreases below ten percent (10%), Section 2.1(1) shall become inoperative but provided that the Pallinghurst Parties shall be entitled to all of their rights under Section 2.1 if the Pallinghurst Pro Rata Interest subsequently, and within thirty (30) calendar days, comes to again being at least ten percent (10%) and prior to termination of this Agreement in accordance with Article 6.

(7)	At any time:

(a)	upon written request of the Corporation, each of the Pallinghurst Parties shall promptly confirm to the Corporation the number of Common Shares, warrants and convertible securities, it and its Affiliates then hold for the purposes of determining the Pallinghurst Pro Rata Interest; and

(b)	upon written request of any Pallinghurst Party, the Corporation shall promptly confirm to the Pallinghurst Parties the number of issued and outstanding Common Shares.

(8)	For so long as the Pallinghurst Parties are entitled to nominate at least two (2) Director Nominees pursuant to this Article 2, the Corporation shall ensure that at least one (1) Director Nominee of the Pallinghurst Parties, once elected or nominated, as directed by the Pallinghurst Parties, is appointed to each standing committee of the Board established from time to time and provided that (i) such appointment is acceptable to all stock exchanges on which the Common Shares are listed (being the TSXV and the NYSE as of the date hereof) and does not conflict with the Act or Applicable Securities Laws and (ii) the Director Nominee satisfies the eligibility criteria for such committee in the Board's reasonable determination.

(9)	If a Director Nominee resigns, is lawfully removed, is not elected by the shareholders, or otherwise ceases to be eligible to be a Director for any reason, the Pallinghurst Parties shall be entitled to fill such vacancy by the election or appointment of another individual nominated by the Pallinghurst Parties, provided that the Pallinghurst Parties are still entitled to do so pursuant to this Article 2.

Article 3
financing matters

Section 3.1           Pre-Emptive Right

(1)	In the event of any issuance of any Common Shares or securities that are exercisable for, convertible into or exchangeable for Common Shares ("Convertible Securities" and together with the Common Shares, collectively, the "Pre-Emptive Right Securities") (any such issuance, a "Subsequent Offering"), the Pallinghurst Parties shall have the right (the "Pre-Emptive Right") to subscribe for and acquire, on the same terms and conditions of such Subsequent Offering:

(a)	in the case of a Subsequent Offering of Common Shares, such number of Common Shares as would result in the Pallinghurst Pro Rata Interest immediately following completion of the Subsequent Offering being equal to the Pallinghurst Pro Rata Interest immediately prior to the Subsequent Offering; and

(b)	in the case of a Subsequent Offering of Convertible Securities, such number of Convertible Securities as would result in the Pallinghurst Pro Rata Interest immediately following completion of the Subsequent Offering being equal to the Pallinghurst Pro Rata Interest immediately prior to the Subsequent Offering, in each case, for greater certainty, after giving effect to the issuance of any Common Shares or Convertible Securities acquired by the Pallinghurst Parties or any Affiliate thereof as part of the Subsequent Offering, other than pursuant to the exercise of the Pre-Emptive Right, if applicable. Pre-Emptive Right Securities may be offered by way of a separate private placement to the Pallinghurst Parties to be completed in accordance with Section 3.3, unless the Parties agree that the Pallinghurst Parties will participate directly in the Subsequent Offering.

Unless otherwise agreed to in writing by the Pallinghurst Parties or in the case a Pallinghurst Party does not exercise its Pre-Emptive Right in full, the number of Common Shares or Convertible Securities to be allocated to each of PGIL and PBL based on the Pallinghurst Pro Rata Interest under this Section 3.1 will be allocated among them pro rata based on their respective equity ownership in the Corporation (it being understood that, for purposes of this calculation, the Common Shares issuable upon the exercise or conversion of any warrants or convertible securities beneficially owned by PGIL, PBL and their Affiliates shall be deemed to be outstanding).

(2)	Subject to Section 3.3, if the Pallinghurst Pro Rata Interest falls below ten percent (10%), each of the Corporation and the Pallinghurst Parties shall thereafter cease to have any rights and obligations under this Section 3.1.

(3)	Notwithstanding Section 3.1(2), and in the circumstance that Section 3.1(2) shall become operative, the Pallinghurst Parties shall be entitled to all of their rights under this Section 3.1 if within 90 days of this Section 3.1(2) becoming operative, the Pallinghurst Pro Rata Interest again comes to be of at least ten percent (10%) following the exercise of the Pallinghurst Parties’ rights provided under Section 3.3, but prior to the termination of this Agreement in accordance with Article 6.

(4)	The Pre-Emptive Right is not assignable or transferable by any of the Pallinghurst Parties, provided however that the Pallinghurst Parties may exercise the Pre-Emptive Right in the name of an Affiliate or, subject to Section 3.1, among themselves.

Section 3.2           Procedure for Exercise of Pre-Emptive Right

(1)	At least ten (10) Business Days (or such shorter period as may be required to comply with the rules of the TSXV or the NYSE) prior to the public announcement of the Subsequent Offering (or, in the case of a Subsequent Offering that is an underwritten offering on a bought deal basis pursuant to which an underwriter has committed to purchase securities of the Corporation without a prior marketing process (a "Bought Deal"), at least two (2) Business Days), the Corporation shall deliver to the Pallinghurst Parties a notice in writing (the "Financing Notice"). The Financing Notice shall set out:

(a)	the number of Common Shares or Convertible Securities proposed to be issued;

(b)	the material terms and conditions of Common Shares or any Convertible Securities proposed to be issued and any other terms and conditions of such Subsequent Offering;

(c)	to the extent known, the subscription price per Common Share or Convertible Security proposed to be issued by the Corporation under such Subsequent Offering;

(d)	the proposed closing date for the issuance of Common Shares or Convertible Securities to the Pallinghurst Parties, assuming exercise of the Pre-Emptive Right by the Pallinghurst Parties; and

(e)	the number of Common Shares outstanding as of the date of the Financing Notice.

(2)	If any of the Pallinghurst Parties wishes to exercise the Pre-Emptive Right in respect of a particular Subsequent Offering, it shall give written notice to the Corporation (the "Exercise Notice") of the exercise of such right and of the number of Common Shares or Convertible Securities, as applicable, that it wishes to purchase within seven (7) Business Days (or, in the case of a Subsequent Offering that is a Bought Deal, 24 hours) after the date of receipt of the Financing Notice by the Pallinghurst Parties (the "Exercise Notice Period").

(3)	If any of the Pallinghurst Parties returns an Exercise Notice to the Corporation within the Exercise Notice Period, then the Corporation shall, subject to the receipt of all required regulatory and other approvals (including the approvals of each stock exchange on which the Common Shares or Convertible Securities are listed), which approvals the Corporation shall use commercially reasonable efforts to obtain, and subject to compliance with applicable laws, issue to such Pallinghurst Party against payment of the subscription price payable in respect thereof, that number of Pre-Emptive Right Securities set forth in the Exercise Notice.

(4)	The closing of the exercise of the Pre-Emptive Right will take place on the closing date set out in the Financing Notice, which shall be, to the extent practicable, concurrent with the related issuance pursuant to the Subsequent Offering and, if not practicable, as soon as practicable thereafter. If the closing of the exercise of the Pre-Emptive Right has not been completed by the 75th day following the receipt of the Financing Notice (or such earlier or later date as the parties may agree), then a Pallinghurst Party may choose to withdraw its Exercise Notice, in which case the Corporation will have no obligation to issue to such Pallinghurst Party, and the Pallinghurst Party will have no obligation to purchase, any Common Shares or Convertible Securities, as applicable, pursuant to such exercise of the Pre-Emptive Right.

(5)	If the Pallinghurst Parties do not elect to exercise their Pre-Emptive Right in full, then the Corporation shall be free for a period of 90 days following the expiration of the Exercise Notice Period (or notice from the Pallinghurst Parties to the Corporation that they will not exercise their Pre-Emptive Right, if provided prior to the expiration of the Exercise Notice Period) to sell the Common Shares or Convertible Securities, as applicable, subject to the Financing Notice on terms and conditions not more favorable to the purchasers thereof; provided that any Common Shares or Convertible Securities offered or sold by the Corporation after such 90 day period, or any Common Shares or Convertible Securities offered or sold by the Corporation during such 90 day period on terms and conditions more favorable to the purchasers thereof than those offered to the Pallinghurst Parties in the Financing Notice, must, in either case, be reoffered to the Pallinghurst Parties pursuant to Section 3.1 as though it were a new Subsequent Offering.

(6)	The rights of the Pallinghurst Parties under Section 3.1 will not apply, and the Corporation will not be required to grant any right to the Pallinghurst Parties to subscribe for and acquire Pre-Emptive Right Securities, in connection with Common Shares or Convertible Securities issued in the following circumstances (each, an "Excluded Issuance"):

(a)	in respect of the issuance, exercise or settlement of options, rights, deferred share units, restricted share units, performance share units or other securities or entitlements issued under security-based compensation arrangements of the Corporation and any issuance of Common Shares pursuant thereto;

(b)	in connection with the conversion of any of the Notes or in connection with the exercise, conversion, exchange or other similar right pursuant to the terms of a Convertible Security (a) issued prior to the date hereof or (b) issued after the date hereof in compliance with the terms of this Agreement;

(c)	to the Corporation or any wholly-owned Subsidiary thereof;

(d)	in connection with bona fide bank debt, equipment financing or non-equity interim financing transactions with lenders to the Corporation, in each case, with an equity component;

(e)	in connection with any transaction pursuant to which the Corporation issues Common Shares or Convertible Securities for non-cash consideration, or as a result of a consolidation, amalgamation, merger, joint venture, arrangement, corporate reorganization or similar transaction or business reorganization resulting in a combined company, excluding such transactions where the Corporation would not be the surviving entity as a publicly traded company

(f)	in respect of the exercise of any Top-Up-Right by any other third party;

(g)	in respect to the issuance of securities pursuant to the at-the-market offering pursuant to the prospectus supplement filed on SEDAR on January 21, 2022; and

(h)	in connection with a share split, stock dividend or any similar transaction or recapitalization involving the Common Shares (provided, for greater certainty, that the Pallinghurst Parties shall be permitted to participate in any such event in their capacity as a shareholder of the Corporation to the same extent as all other shareholders of the Corporation).

in each case which have been approved by the Board.

Section 3.3           Top-Up Right

(1)	The Corporation shall notify the Pallinghurst Parties in writing (the "Cure Notice") as soon as reasonably practicable if the Pallinghurst Pro Rata Interest becomes less than the percentages of Pallinghurst Pro Rata Interest provided for under Section 2.1(1)(a), Section 2.1(1)(b) and Section 3.1(2) as a result of (i) the Corporation issuing Common Shares or Convertible Securities pursuant to Section 3.2(6) or (ii) the Pallinghurst Parties not participating in a Subsequent Offering within an Exercise Notice Period ((i) and (ii) being referred to as a "Dilution Event"). Upon receipt of a Cure Notice, the Pallinghurst Parties shall have the right (the "Top-Up Right"), subject to the receipt of all required regulatory and other approvals (including the approvals of any stock exchange on which the Corporation's securities are then listed), within 90 days of receipt of the Cure Notice, to subscribe and acquire, by way of a private placement, such number of Common Shares or Convertible Securities, as applicable, as would result in the Pallinghurst Pro Rata Interest immediately following completion of the Dilution Event being equal to the Pallinghurst Pro Rata Interest immediately prior to the Dilution Event. The price of the securities to be acquired by the Pallinghurst Parties under their Top-Up Right will be the closing price of the Common Shares on the TSXV (or, to the extent not listed on the TSXV, any recognized exchange on which the Corporation is listed at the time) the day prior to the date of receipt of the Cure Notice. The Corporation shall use commercially reasonable efforts to obtain, and, subject to compliance with applicable laws and stock exchange rules (including any hold period imposed by Applicable Securities Laws or any stock exchange), issue to the Pallinghurst Parties against payment of the subscription price payable in respect thereof, that number of securities set forth in the notice.

(2)	Unless otherwise agreed to in writing by the Pallinghurst Parties or in the case a Pallinghurst Party does not exercise its Top-Up Right in full, the number of Common Shares or Convertible Securities to be allocated to each of PGIL and PBL based on the Pallinghurst Pro Rata Interest under this Section 3.3 will be allocated among them pro rata based on their respective equity ownership in the Corporation (it being understood that, for purposes of this calculation, the Common Shares issuable upon the exercise or conversion of any warrants or convertible securities beneficially owned by PGIL, PBL and their Affiliates shall be deemed to be outstanding).

(3)	Notwithstanding Section 3.2, in the case of a Cure Notice delivered in connection with a Subsequent Offerings for which the Pallinghurst Parties did not send the Exercise Notice(s) within the Exercise Notice Period, the Pallinghurst Parties shall have the right, subject to the receipt of all required regulatory and other approvals (including the approvals of each stock exchange on which the securities or the underlying securities of any convertible title are listed), within an additional 20 days after the closing of a Subsequent Offering, to give to the Corporation the Exercise Notice(s) to subscribe and acquire securities, by way of a private placement, at the same price and conditions of the Subsequent Offering subject to any hold period imposed by Applicable Securities Laws any stock exchange. The Corporation shall use commercially reasonable efforts to obtain, and subject to compliance with applicable laws and stock exchange rules, issue to the Pallinghurst Parties against payment of the subscription price payable in respect thereof, that number of Pre-Emptive Right Securities set forth in the Exercise Notice

(4)	For greater certainty, if the Pallinghurst Parties do not decide to exercise their Top-Up Right within the 90-day period provided for in a Cure Notice, the Pallinghurst Parties will no longer be entitled to any Top-Up Right or other right in connection with the issuance referred to in the applicable Cure Notice (it being understood, for greater certainty, that if any other right referred to in this Section 3.3 requires a lower Pallinghurst Pro Rata Interest that than the one for which the applicable Cure Notice was delivered, the Pallinghurst Parties shall be entitled to Top-Up Rights with respect to such rights requiring a lower Pallinghurst Pro Rata Interest in the event the Pallinghurst Pro Rata Interest becomes less than the applicable percentage as a result of any Dilution Event.

Article 4
covenants

Section 4.1           Information and Access Rights

(1)	The Corporation shall provide to the Pallinghurst Parties, as soon as available (and in any event within 30 days) after the end of each quarter or each calendar month, as the case may be (or, in the case of the final quarter or calendar month, as the case may be, of any fiscal year, as soon as available (and in any event within 60 days) after the end of such quarter or calendar month, as the case may be), one copy of the quarterly, or if available monthly, financial and operational report for the Corporation.

(2)	The Corporation shall maintain accurate and complete books and records of all transactions, receipts, expenses, assets and liabilities of the Corporation in accordance with IFRS, consistently applied, and the Corporation shall pay for all expenses related to the maintenance of such books and records, including the filings of any tax returns as may be required by applicable law. The Pallinghurst Parties, or their nominee or other authorized agent or representative, shall be entitled to examine such books and records and to visit the facilities and properties of the Corporation and have an in-person meeting with the Corporation's senior management during normal business hours on reasonable notice and at its own expense, subject to reasonable confidentiality undertakings.

(3)	If the Pallinghurst Pro Rata Interest falls below ten percent (10%) for at least ninety (90) calendar days, the Pallinghurst Parties shall thereafter cease to have any rights under this Section 4.1.

Section 4.2           No Shareholder Rights Plan

The Corporation shall not propose, implement, adopt, or resolve to propose, implement or adopt a shareholder rights plan without the prior written consent of the Pallinghurst Parties, which consent may be withheld in their sole and absolute discretion.

Section 4.3           Continued Exchange Listing

The Corporation shall maintain a listing for its Common Shares on the TSXV or the NYSE, or another securities or stock exchange approved in advance by the Pallinghurst Parties, and shall not de-list or resolve to de-list its Common Shares from the TSXV or the NYSE without the prior written consent of the Pallinghurst Parties, which consent may be withheld, unless such de-listing results from a merger, business combination or plan of arrangement in which the shareholders of the Corporation receive securities of another listed entity or such de-listing results from the listing graduation from one of the securities or stock exchanges on which the Common Shares are listed to another recognized securities or stock exchange.

Section 4.4            Share Classes

The Corporation shall not at any time, without the prior written consent of the Pallinghurst Parties, which consent may be withheld in their sole and absolute discretion, amend its articles, notice of articles, or other constating documents, or agree to do so, or take any steps to do so (including by means of calling a shareholder meeting or setting a record date for a shareholder meeting in respect thereof), where such amendment would create a class or series of equity or voting shares which, if approved, would have voting rights, a right to a dividend or distribution, a right to the remaining property of the Corporation following dissolution, liquidation or winding-up, or any other rights, which are more advantageous or favourable than those provided to the holders of the Common Shares.

Section 4.5            Stock Option Plan; Securities-Based Compensation Arrangements

(1)	The Corporation shall be permitted to grant options under its Option Plan in accordance with its terms.

(2)	The Corporation shall be permitted to amend its Option Plan in accordance with its terms, Applicable Securities Laws and the rules of any stock exchange on which the Common Shares are listed (being the TSXV and the NYSE as of the date hereof), but shall not be permitted, without the written consent of the Pallinghurst Parties (which consent may be withheld), to amend such Option Plan to provide it with a capacity to issue options which represent greater than ten percent (10%) of issued Common Shares at any point in time.

(3)	The Corporation covenants and agrees at all times, that the number of Common Shares that may be made issuable under its Option Plan, together with all other securities based compensation arrangements of the Corporation, shall not represent an entitlement to issue securities under such plans which entitle the holders thereto to greater than ten percent (10%) of issued Common Shares in the aggregate at any point in time.

Article 5
REPRESENTATIONS AND WARRANTIES

Section 5.1            Representations and Warranties of the Pallinghurst Parties

Each of the Pallinghurst Party, with respect to itself only, hereby represents and warrants to the Corporation as follows and acknowledges and confirms that the Corporation is relying on such representations and warranties in entering into this Agreement:

(a)	Corporate Power. Such Pallinghurst Party has been duly formed and is validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations under this Agreement.

(b)	Conflict With Other Instruments. The execution and delivery by such Pallinghurst Party and the performance by it of its obligations under, and compliance with the terms, conditions and provisions of, this Agreement will not conflict with or result in a breach of: (i) its constating documents, (ii) any applicable Law, (iii) any agreement or instrument to which it is a party or by which it is bound or by which any of its properties or assets are bound, or (iv) any judgment, injunction, determination or award which is binding on such Pallinghurst Party.

(c)	Corporate Action. The execution and delivery of this Agreement by such Pallinghurst Party and the performance by it of its obligations under this Agreement has been duly authorized by all necessary corporate action on the part of such Pallinghurst Party.

(d)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by such Pallinghurst Party and constitutes a legal, valid and binding obligation of it enforceable against such Pallinghurst Party in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

Section 5.2            Representations and Warranties of the Corporation

The Corporation represents and warrants as follows and acknowledges and confirms that the Pallinghurst Parties are relying on such representations and warranties in entering into this Agreement:

(a)	Corporate Power. The Corporation has been duly formed and is validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations under this Agreement.

(b)	Conflict With Other Instruments. The execution and delivery by the Corporation and the performance by it of its obligations under, and compliance with the terms, conditions and provisions of, this Agreement will not conflict with or result in a breach of: (i) its constitutional documents, (ii) any applicable Law, rule or regulation, (iii) any agreement or instrument to which it is a party or by which it is bound or by which any of its properties or assets are bound, or (iv) any judgment, injunction, determination or award which is binding on it.

(c)	Corporate Action. The execution and delivery of this Agreement by the Corporation and the performance by it of its obligations under this Agreement have been duly authorized by all necessary corporate action on the part of the Corporation.

(d)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

Article 6
TERM AND TERMINATION

Section 6.1           Term

Unless terminated earlier in accordance with this Article 6, this Agreement shall continue in full force and effect and shall terminate only following the date that is 90 calendar days after the date the Pallinghurst Parties and their Affiliates shall cease to have a Pallinghurst Pro Rata Interest of at least ten percent (10%), provided that the Corporation shall have provided at least ninety (90) calendar days advance notice of termination to the Pallinghurst Parties.

Section 6.2            Mutual Termination

This Agreement may be terminated at any time by mutual written agreement of the Parties.

Section 6.3            Effect of Termination

Upon termination of this Agreement, each Party shall no longer thereafter have any further liability or obligation to the other Party under this Agreement, excepting any claims, liabilities or damages that arose under this Agreement prior to the date of termination.

Article 7
MISCELLANEOUS

Section 7.1            Notices

(1)	Addresses for Notice. Any notice, request, consent, acceptance, waiver or other communication required or permitted to be given under this Agreement (a "Notice") shall be in writing and shall be given only by personal delivery, courier or by email, which results in a written or printed notice being delivered to the applicable address set forth below:

(i)	in the case of PGIL, addressed to:

Pallinghurst Graphite International Limited
2nd Floor. 23-25 The Pollet
St Peter Port, Guernsey, GY1 1WQ

Attention:	Andrew Willis, Director
Email:	[REDACTED – CONTACT INFORMATION]

(ii)	in the case of PBL, addressed to:

Pallinghurst Bond Limited
2nd Floor. 23-25 The Pollet
St Peter Port, Guernsey, GY1 1WQ

Attention:	Andrew Willis, Director
Email:	[REDACTED – CONTACT INFORMATION]

(iii)	and in the case of the Corporation addressed to it at:

Nouveau Monde Graphite Inc.
481, rue Brassard

Saint-Michel-des-Saints

Québec, J0K 3B0 Canada

Attention:	Eric Desaulniers
Email:	[REDACTED – CONTACT INFORMATION]

Attention:	Josée Gagnon, Vice-President Legal Affairs and Corporate Secretary
Email:	[REDACTED – CONTACT INFORMATION]

(2)	Receipt of Notice. Any Notice:

(a)	if personally delivered, shall be deemed to have been validly and effectively given and received on the date of delivery if received prior to 5:00 p.m. (Montréal time) on a Business Day, otherwise the date of delivery shall be deemed to be on the next Business Day following such date;

(b)	if sent by courier, shall be deemed to have been validly and effectively given and received if received during business hours in the place of delivery, and if not, then at 9:00am on the next Business Day immediately following such date in the place of delivery; or

(c)	if sent by e-mail transmission, will be deemed to have been received two hours after the time such transmission was sent, if such time falls within business hours in the place of delivery, or at 9:00am on the next Business Day immediately following such date in the place of delivery of the intended recipient.

(3)	Change of Address for Notice. By giving to the other Party at least ten (10) days' Notice, any Party may, at any time and from time to time, change its address for delivery or communication for the purposes of this Section.

Section 7.2            Time of the Essence

Time is of the essence in this Agreement. If the time limited for the performance or completion of any matter under this Agreement expires or falls on a day that is not a Business Day, the time so limited shall extend to the following Business Day.

Section 7.3            Third Party Beneficiaries

The Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties. No Person, other than the Parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person.

Section 7.4            Amendments

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by all of the Parties.

Section 7.5            Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right and a single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 7.6            Effect of Amended and Restated Agreement

This Agreement supersedes and replaces the Amended and Restated Investment Agreement originally executed and dated August 28, 2020 in its entirety (which Amended and Restated Investment Agreement superseded and replaced the Original Investment Agreement originally executed and dated April 2, 2019 in its entirety), and shall be considered effective from April 2, 2019 notwithstanding the date of execution of this Agreement, as now amended and restated.

Section 7.7            Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 7.8            Successors and Assigns

This Agreement becomes effective only when executed by all of the Parties. After that time, it is binding on and enures to the benefit of the Parties and their respective heirs, administrators, executors, legal personal representatives, successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties, except that a Pallinghurst Party may assign its rights and obligations under this Agreement to the other Pallinghurst Party or to any of its or the other Pallinghurst Party’s Affiliates or to another entity nominated by such Pallinghurst Party provided that any such assignee entity agrees in writing with the Corporation to assume all of the rights and liabilities of such Pallinghurst Party under this Agreement.

Section 7.9            Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable, by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

Section 7.10         Governing Law

This Agreement is governed by, and is to be interpreted and enforced in accordance with, the laws of the Province of Québec and the federal laws of Canada applicable therein.

Section 7.11         Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or email) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The signature of any of the Parties may be evidenced by a facsimile or "pdf" copy of this Agreement bearing such signature. A Party sending a facsimile or email transmission shall also deliver the original signed counterpart to the other Party; however, failure to deliver the original signed counterpart shall not invalidate this Agreement.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement on the day and year first herein written.

PALLINGHURST GRAPHITE INTERNATIONAL LIMITED

By:	(s) Andrew Willis
Name: Andrew Willis
Title: Director

PALLINGHURST BOND LIMITED

By:	(s) Andrew Willis
Name: Andrew Willis
Title: Director

NOUVEAU MONDE GRAPHITE INC.

By:	(s) Eric Desaulniers
Name: Eric Desaulniers
Title: President and Chief Executive Officer

Signature page to Second Amended and Restated Investment Agreement